April 17, 2025

Jonathan Solomon
Chief Executive Officer
BiomX Inc.
22 Einstein St., Floor 4
Ness Ziona, Israel 7414003

       Re: BiomX Inc.
           Registration Statement on Form S-1
           Filed April 11, 2025
           File No. 333-286496
Dear Jonathan Solomon:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Alla Digilova, Esq.